

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 13, 2013

Ms. Lauren Connolly
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038-4982

> Re: Dreyfus BNY Mellon Funds, Inc. (the "Trust")
> File Nos. 811-22912, 333-192305

Dear Ms. Connolly:

We have reviewed the registration statement on Form N-1A filed November 13, 2013, with the Commission on behalf of the above-referenced registrant. The filing was made for the purpose of registering shares of a new series of the Trust, the Dreyfus Global Emerging Markets Fund (the "Fund"). Our comments are set forth below. Please consider a comment made with respect to one section of the registration statement applicable to similar disclosure elsewhere in the registration statement.

Prospectus

Fund Summary

1. In *Fees and Expenses*, regarding footnote ***, discussing the fee waiver, if The Dreyfus Corporation may recoup any fees waived, please disclose this in the footnote, along with the terms of any recoupment. Also please clarify that The Dreyfus Corporation is the Fund's adviser. Finally, please clarify that the waiver/reimbursement may not be terminated before March 1, 2015, without the Board's consent.

2. In *Principal Investment Strategy*, the first line states that "the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities (*or other instruments with similar economic characteristics*) of companies *located*, organized or with a majority of assets or business in emerging market countries [emphasis added]". With regard to the Fund's 80% test, we have the following comments:

    a. Please disclose what the "other instruments with similar economic characteristics" are, and, in general, disclose each type of security the Fund includes in its 80% test (*e.g.*, preferred stocks, convertible securities, depositary receipts, warrants and IPO securities, as disclosed in the *Fund Details* section).

b. In addition, as noted in the third paragraph in this section, certain derivatives may be used "as a substitute for investing in an underlying asset". Please disclose the derivatives that may be included in the 80% test. If derivatives are used in this way, please confirm to us that, for purposes of compliance with its 80% test, the Fund will value any derivatives at their market (and not notional) value.

c. Please include any corresponding risks in *Principal Risks* for each type of security included in the 80% test.

d. Finally, as stated, one basis the Fund uses to determine whether a company is economically tied to an emerging market includes that a company is "located" in an emerging market country. Please explain how the assets of a company that is "located" in an "emerging market" country are exposed to the economic fortunes and risks of that country. *See* Investment Company Names, Investment Company Act Release No. 24828, at n.26 (Jan. 17, 2001).

3. Also in *Principal Investment Strategy*, please disclose the market capitalization of the securities in which the Fund invests. If appropriate, please also disclose in *Principal Risks* any risks associated with investment in small and mid-cap stocks.

4. Also, in *Principal Investment Strategy*, it states that the Fund may invest in total return swaps. Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. *See* Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

5. In *Principal Risks*, *Derivatives risk*, please tailor the disclosure to describe the risks presented by derivatives in which the Fund may invest as a principal investment strategy. In particular, please note that The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the observations in that letter and revise your disclosure concerning the use and risks of derivatives, as appropriate.

6. In *Portfolio Management* it states that the primary portfolio managers have held their positions "since the fund's inception". Please replace "the fund's inception" with the year the Fund's portfolio managers first held their positions with the Fund. Please also separate the disclosure identifying the Fund's Adviser and sub-adviser from the identification of its portfolio managers.

Fund Details

7. In *Goals and Approach*, it states that the Fund may invest in frontier markets. If investment in these markets is a principal investment strategy of the Fund, please disclose this strategy in the *Fund Summary* along with any corresponding risks.

8. In *Investment Risks*, *High portfolio turnover risk*, it states that the Fund "may engage in active and frequent trading". Please disclose this in the strategy section. If the Fund expects its portfolio turnover to be greater than 100%, please disclose this strategy in the *Fund Summary* along with the corresponding risks.

9. In *Investment Risks*, *Growth and value stock risk* is disclosed as being an "additional risk" of the Fund, rather than a principal risk. Given the disclosure in the *Principal Investment Strategy* of the Fund's use of a "fundamental bottom-up investment process", which would seem to be a value-investing technique, please explain why "growth and value stock risk" would not be a principal risk of the Fund, or otherwise revise as appropriate.

10. In *Investment Risks, Leverage risk*, the disclosure discusses "lending portfolio securities". Please include disclosure of the Fund's securities lending strategy, where appropriate.

Statement of Additional Information

11. In *Investment Restrictions*, please disclose the Fund's fundamental policy with respect to underwriting.

*   *   *   *   *   *   *   *

Please respond to our comments above in an amendment to the registration statement. Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Notwithstanding our comments, at the time the Trust requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

/s/ Karen Rossotto

Karen Rossotto
Senior Counsel